Type:  425
Sequence:  1
Description:  Rule 425 Communications

                        Filed by U.S. Trust Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number: 1-14933
                        Subject Company: U.S. Trust Corporation

          Caution Concerning Forward-Looking Statements. This letter to shareholders includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed U.S. Trust Corporation/The Charles Schwab Corporation transaction. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the U.S. Trust Corporation shareholders to adopt the merger agreement; the risk that the U.S. Trust Corporation and The Charles Schwab Corporation businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting The Charles Schwab Corporation's and U.S. Trust Corporation's businesses generally. More detailed information about those factors is set forth in filings by The Charles Schwab Corporation and U.S. Trust Corporation with the Securities and Exchange Commission, including the most recent annual report on Form 10-K and current reports on Form 8-K. Neither The Charles Schwab Corporation nor U.S. Trust Corporation is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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  [Letter to shareholders of U.S. Trust Corporation contained in U.S. Trust
              Corporation's 1999 Annual Report to Shareholders]


To our shareholders

          In January of this year, we took a momentous step for the U.S. Trust Corporation, announcing that we plan to merge with The Charles Schwab Corporation in mid-2000. We anticipate that this transaction will yield tremendous benefits for our shareholders, our clients and our employees by bringing together the complementary strengths of two financial services firms that are leaders in their respective fields to greatly enhance their mutual opportunities for growth going forward.

          For the nearly 150 years that U.S. Trust has been serving as financial advisor to affluent individuals and their families, we have remained independent, firmly believing that was the most advantageous way to focus our attention on our clients. As the affluent market has grown, particularly over the past two decades, our objective has been to increase our market share in the wealth management business where we have established a strong national franchise. However, taking advantage of opportunities for growth requires significant investments in new offices and marketing. At the same time, rapidly advancing technology is playing an increasingly important role in serving our clients, and keeping pace with new technology also demands sizable investments. In addition, we must continue to recruit and retain the best professionals to serve our clients. In light of intensified competition, we became concerned that the strain on our resources could compromise our ability to serve our clients with our traditional standard of excellence -- a situation that we would never countenance and that could undermine our future success and shareholder value.

          Charles Schwab brings to U.S. Trust enormous technological and financial resources that will enable us to accelerate our growth and take advantage of the opportunity we have to become the dominant national brand in the wealth management industry. On the other hand, as Schwab's clients accumulate significant assets, they often find that the task of managing their assets on their own becomes overwhelming and that their financial needs become more complex. Increasingly, they need the wealth management services that U.S. Trust can provide.


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          We will retain the U.S. Trust name, our employees and our Board of
Directors and will continue to operate as a separate business entity, headquartered in New York City. There will be absolutely no change in our relationships with our clients. We do anticipate that they will benefit from Schwab's vast technological capabilities, which will enable us to blend U.S. Trust's traditional high-touch approach with high-tech, a combination that a growing number of the affluent will want going forward. In any case, the same U.S. Trust professionals will continue to serve our clients, and we will continue to offer the same level of expertise and personal service as in the past. We recognize that our employees are our most important asset, and so does Schwab. All of our employees are being offered financial incentives to remain with U.S. Trust, and we expect that they will.

          Our outstanding performance in 1999 reaffirmed the fundamental strength of our wealth management business, as we again produced record earnings. Net income rose 25.8% to $77.6 million from $61.7 million in 1998. Diluted income per share was $3.72, up 25.7% over 1998, well above our target of 15%-to-20% annual growth. Total revenues climbed 22.6% to $541.6 million, surpassing our goal of an 8-to-12% increase annually, while fee revenue grew by 25.0%. Our return on equity was 29.2% in 1999 versus 26.2% in 1998, exceeding our goal of 25%-plus growth. Investment assets under management increased 20.2% to $73.7 billion at the close of 1999, while total assets under management, including special fiduciary assets, were up 14.7% to $86.1 billion at year-end. This strong performance was fueled by robust new business growth and excellent investment performance.

          Our 1999 results cap five years of extraordinary growth, reflecting our restructuring in 1995 to concentrate our attention and resources on our core wealth management business. Since 1995, U.S. Trust's fee revenue has increased at a compound annual growth rate of 18.5%, while diluted income per share has grown at a compound annual rate of 24.7%. Over the same time period, investment assets under management increased at a compound annual growth rate of 21.8%, and from 1996 through 1999, return on equity increased from 21% to 29.2%.

          The key to this outstanding record of growth is the unique competitive advantage we have established in the wealth management business, which will also drive our future growth.

          U.S. Trust has been helping affluent individuals and their families preserve and enhance their wealth since


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1853. Over the years, we have established an unparalleled reputation as the preeminent wealth management company in the nation. Going forward, we expect to be able to capitalize even more effectively on the value of this reputation by devoting additional resources to expanding awareness of the U.S. Trust brand.

          The latter part of the 20th century has been a period of major wealth creation in the U.S., fueling the growth of the affluent market that U.S. Trust has always served. In addition, as the baby boomers enter their peak earning and asset accumulation years and face the complex issues involved in transferring wealth, the need for the comprehensive wealth management services that we offer is growing rapidly. More than three million U.S. households have over $1 million in investable assets, and the number of these households is projected to grow at 13 to 14 percent annually over the next three years. We expect this strong growth to continue well into the 21st century.

          Not only does U.S. Trust offer all of the sophisticated services required by the affluent market -- investment management and consulting, fiduciary services, financial and estate planning, and private banking -- but we have the expertise to coordinate and integrate these services to provide comprehensive wealth management. Our focus is on meeting our clients' needs, not on selling products. As our clients' financial situations change or become more complex, we find new and innovative solutions for them.

          This past year, we acquired Strategic Trading Corporation, which develops strategies for individuals who hold significant blocks of low-cost-basis stock. We also introduced Client Online Access, which gives our clients access to their account information via the Internet. Taking advantage of Schwab's expertise and leadership in web technology, we will significantly enhance our ability to provide services and information via the Internet to clients who wish to utilize this medium. In February of this year, we established a Delaware-based limited-purpose trust company. The favorable provisions for trusts established under Delaware law will enable us to structure more flexible trust instruments for our clients throughout the country. We have also added a fund of hedge funds to our extensive array of investment management capabilities.

          Expanding the U.S. Trust franchise nationally into areas where wealth is concentrated continues to be a critical factor in our growth strategy. Today, we have 24 offices in nine states and Washington, D.C. that reach


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most of the 20 largest affluent markets in the country, and we expect to accelerate our expansion over the next few years to penetrate the key remaining affluent markets. In 1999, we made our largest acquisition to date with the purchase of North Carolina Trust Company, now known as U.S. Trust of North Carolina. Headquartered in Greensboro, U.S. Trust of North Carolina also has offices in Charlotte and Raleigh with $2.4 billion in assets under management, giving us a sizable presence in these attractive markets. We have applied for banking powers in North Carolina and expect to be able to offer private banking in the summer of 2000 in all of our North Carolina offices. We also established a full-service office in the Philadelphia area, adding trust and private banking services to the investment management capabilities of Radnor Capital Management, which we acquired in late 1998 and renamed U.S. Trust. In June of 1999, we opened an office in Essex, Connecticut, our fourth office in that state. In the spring of 2000, we will open an office in Palo Alto, California, to serve the burgeoning affluent market in the Silicon Valley, where we already have a number of clients. We are also expanding in Washington, D.C., where we recently moved to new, larger space and will now provide a complete range of wealth management services. In Vero Beach, Florida, we are building a new office that will greatly enhance our presence in that market.

          Another important element that contributes to U.S. Trust's competitive advantage is our strong business development effort. There are over 170 professionals in sales and marketing at U.S. Trust. We have extremely attractive commission and incentive programs, and all employees are eligible for sales incentives. We have established a strong sales culture at U.S. Trust, which is a major factor in our growth. Personal new business revenues have increased at a compound annual growth rate of 28% over the past five years.

          Essential to success in the wealth management business is the ability to build and maintain long-term relationships with clients. U.S. Trust excels in cultivating relationships that last for generations. We focus on anticipating clients' needs, taking into consideration all family members, and then custom tailor our services to provide comprehensive solutions to all of their financial concerns. Even as technology plays a growing role in many of our clients' lives, they will continue to seek out the advice and counsel of our experienced professionals and to expect the personal attention and service that are the hallmarks of U.S. Trust's approach to wealth management.


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          Institutional investment management continues to be an important business for U.S. Trust, representing approximately 20% of our investment assets under management. A major focus in the institutional market is on non-profit organizations and corporations, segments that have the most direct connections to our personal wealth management business.

          Our institutional fiduciary services businesses -- corporate trust and special fiduciary services -- continued to perform well in 1999. U.S. Trust has ranked as one of the 10 largest corporate trustees in the country for more than a decade. Assets under administration grew by 10% to $331 billion at year-end 1999. Our special fiduciary services business, which provides investment, fiduciary and consulting services for employee benefit plans that invest in major blocks of employer stock, has compiled a strong record of growth, with recurring revenues increasing at an average annual rate of 17% over the past five years.

          During the year, Frederic C. Hamilton, a dedicated member of our Board of Directors for 27 years, retired and was named an Honorary Director.

          This will be a year of change for U.S. Trust, as we bring to fruition our new partnership with Charles Schwab and begin to realize the exciting potential of that relationship. U.S. Trust's mission, however, will not change. As it has been since 1853, our primary focus will continue to be serving affluent individuals and their families as their primary wealth management advisor. We will continue to offer both the breadth of capabilities and the depth of expertise required to meet their increasingly complex needs. And we will continue to build lasting relationships, based on our professional performance, our integrity and the quality of our service.

H. Marshall Schwarz

Jeffrey S. Maurer

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[Accompanying legend contained in U.S. Trust Corporation's 1999 Annual Report to
                                Shareholders]


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U.S. Trust Corporation will hold a special meeting of shareholders to vote on the proposed merger with The Charles Schwab Corporation. A preliminary proxy statement/prospectus relating to the proposed merger was filed with the Securities and Exchange Commission on February 22, 2000. A definitive proxy statement/prospectus will be filed after the Securities and Exchange Commission completes its review. We urge shareholders to read the definitive proxy statement/prospectus when it becomes available, because it contains important information, including information about the participants and their interests in the proxy solicitation. U.S. Trust shareholders may obtain, without charge, copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (when available), and other documents filed by U.S. Trust with the Securities and Exchange Commission either (1) at the Commission's web site at http://www.sec.gov, or (2) from U.S. Trust by directing a request, in writing or by telephone, to U.S. Trust Corporation, 114 West 47th Street, New York, New York 10036; Attention: Investor Relations;
Telephone: (212) 852-1134.

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